Mail Stop 3561

August 2, 2007

Fahad Syed
Chief Executive Officer
NetFabric Holdings, Inc.
Three Stewart Court
Denville, NJ 07834

> **Re:** **NetFabric Holdings, Inc.**
> **Form 10-KSB**
> **Filed April 16, 2007**
> **File No. 000-31553**

Dear Mr. Syed:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements

Note 7 – Acquisition, F-18

1. We note your disclosure regarding an independent valuation of UCA Services, Inc. in conjunction with the acquisition. Please revise to name the expert who performed the independent valuation or revise your disclosures to eliminate all references to the use of experts and/or independent valuations. Please note that, in the event that an independent valuation expert or other expert is named herein and you file a Form S-8,

a consent of such expert must be filed.

Note 8 – Technology License Acquisition, F-19

2. We note your disclosure regarding an independent valuation of Intrusion Detection Technologies, Inc. in conjunction with the acquisition. Please revise to name the expert who performed the independent valuation or revise your disclosures to eliminate all references to the use of experts and/or independent valuations. Please note that, in the event that an independent valuation expert or other expert is named herein and you file a Form S-8, a consent of such expert must be filed.

Note 9 – Debt Financings

2006 Convertible Debentures, F-21

3. We note that the termination date for the 2006 Convertible Debentures was extended twice during 2006. As consideration for each of these extensions, you issued the holders shares of your common stock and warrants to purchase shares of your common stock. It appears from your disclosure that the relative fair value and not the fair value of these instruments were amortized over the remaining term of the debt. Please cite the specific authoritative literature you utilized to support your accounting treatment.

Laurus Convertible Non-Convertible Financings, F-23

4. Please provide a detailed discussion of why the debt discount associated with the Laurus Convertible Debt was recorded at $1,430,500 and not $1,500,000. It would appear that the value of the beneficial conversion feature of $1,054,357 would be capped at the relative fair value of the debt of $581,077, not $511,577, considering the relative fair value of the options was calculated to be $918,923.

5. It appears that the relative fair value of the options was recorded as a debt discount from the proceeds of the Laurus Revolving Note. Please note that when equity instruments are issued to secure borrowing capacity (i.e., revolving note, line of credit) the full fair value of the equity instruments should be charged to debt issue costs and amortized over the term of the loan. Please revise.

Stockholder and Officer Convertible Debentures, F-27

6. We note that the termination date for one of the Related Party Convertible Debentures was extended to September 15, 2006. As consideration for the extension, you issued the holder 100,000 shares of your common stock. It appears from your disclosure that the relative fair value and not the fair value of the common stock was amortized over the remaining term of the debt. Please cite the specific authoritative literature

you utilized to support your accounting treatment.

Note 10 – Stockholders' Equity

Warrants, F-31

7. We note that, in June 2006, you entered into a consulting agreement with an unaffiliated entity to which you issued warrants to acquire 312,500 shares of your common stock. Please provide a detailed discussion of how the company determined the measurement date for the warrants considering the number of warrants issued may not be fixed as they vest over a specified term in the consulting agreement. In addition, please disclose the valuation model utilized and the process for estimating the fair value of these instruments under the fair value approach. Please refer to the guidance in EITF 96-18 and SFAS No. 123(R).

Exhibit 32.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

8. Please amend Exhibit 32.2 to state that the certification signed by Vasan Thatham, Chief Financial Officer, is for the annual report of NetFabric Holdings, Inc. on Form 10-KSB for the fiscal year-ended December 31, 2006.

Exchange Act Filings

9. Please amend your other Exchange Act filings to reflect comments above.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Fahad Syed
Netfabric Holdings, Inc.
August 1, 2007
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz, Staff Accountant, at 202 551 3311 or Angela Halac, Staff Accountant, at 202 551 3398, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies